UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For July 17, 2008 and July 18, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
A. On July 17, 2008, Seanergy Maritime Corp. (the “Company”) issued a press release announcing that affiliates of the Restis family had purchased an aggregate of 2,896,171 shares of the Company’s Common Stock.
     Pursuant to a Master Agreement dated May 20, 2008, Seanergy Merger Corp., the wholly owned subsidiary of the Company, has agreed to acquire six dry bulk vessels from affiliates of the Restis family (including a newly built vessel and a vessel under construction) (“Acquisition”).
B. On July 18, 2008, the Company issued a press release announcing that it has set August 14, 2008 as the date for its special meeting of shareholders to vote upon a proposal to approve the Acquisition, and other related matters. The Company previously announced that the record date for the determination of shareholders entitled to notice of and to vote at the special meeting is July 25, 2008.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Press release dated July 17, 2008

99.2	Press release dated July 18, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.

By:	/s/ Dale Ploughman

Name:	Dale Ploughman
Title:	Chief Executive Officer
Dated: July 21, 2008

EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Press Release dated July 17, 2008.

99.2	Press Release dated July 18, 2008.

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